Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,

In thousands	2015	2014	2013	2012	2011
Fixed Charges:
Interest	$—	$—	$311	$629	$668
Portion of rental expense representative of the interest factor (1)	619	575	604	628	997
Total Fixed Charges	$619	$575	$915	$1,257	$1,665

Earnings (loss) before tax:
Income from continuing operations before income taxes	$(19,764)	$91,985	$3,376	$6,900	$(3,233)
Add: Total fixed charges	619	575	915	1,257	1,665
Less: Net loss attributable to noncontrolling interests	(415)	(152)	(193)	(107)	—

Total Earnings Available for Fixed Charges	$(18,730)	$92,712	$4,484	$8,264	$(1,568)

Ratio of Earnings to Fixed Charges(2)	—	161.2	4.9	6.6	—

(1)	For purposes of calculating fixed charges, an interest factor of one-third was applied to total rental expense.
(2)	Adjusted earnings for the years ended December 31, 2015 and 2011 were not sufficient to provide for fixed charges.
(3)

For purposes of calculating the ratio of earnings to fixed charges, adjusted earnings includes a charge of $1,988 related to the withdrawal from a defined benefit plan of the former parent company. Adjusted earnings are not sufficient to provide for fixed charges.